Exhibit 1.02

Multi-Fineline Electronix, Inc.

Conflict Minerals Report

for the Year Ended December 31, 2013

Conflict Minerals Report

I.	Introduction

Multi-Fineline Electronix, Inc. (“MFLEX” or “we,” “our” or “us”) is a global manufacturer and assembler of flexible printed circuit boards and assemblies. Certain of the products that we manufacture or contract to manufacture contain materials or components that use tin, tantalum, tungsten and/or gold (“3TG”).

Due to the depth of our supply chain, MFLEX is far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores; our efforts undertaken to identify the country(ies) or origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores is extremely limited at this time. We also believe this situation is not unique to MFLEX.

Our efforts to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) were undertaken on the products manufactured directly by MFLEX as well as those manufactured for MFLEX by third parties in 2013.

II.	Reasonable Country of Origin Inquiry

Our supply chain included over 402 different suppliers as of December 31, 2013. MFLEX understands that there are many layers between itself and a smelter. The number of tiers depends on the components provided to us by our suppliers. We continue to make every effort to try and fully understand the entire supply chain, and our relationships to the smelters and countries of origin. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG contained in the products we manufacture or contract to manufacture.

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us including sources of 3TG that are supplied to them from lower tier suppliers. We asked our direct suppliers to provide answers to the Supply Chain Compliance Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template to reflect MFLEX’s position on the supply chain. The EICC-GeSI Conflict Minerals Common Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.

We reviewed the responses to the questionnaires that we received from our direct suppliers both for completeness and internal consistency of the responses contained in each questionnaire. Where necessary, we required our suppliers to provide corrections and clarifications to correct any internal inconsistencies in the responses contained in their respective questionnaires.

As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith.

After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in a covered country during calendar year 2013, all within the meaning of the Rule. Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of such 3TG. We also identified scrap and recycled minerals as sources of materials in our supply chain.

We adopted a Policy on Conflict Minerals (our “Conflict Minerals Policy”) that can be located on our website at http://www.mflex.com/Content/PDF/Conflict%20Minerals%20Policy.pdf

III.	Design of Due Diligence Measures

We designed our overall conflict minerals procedures based on, and in conformity with the five step framework of OECD (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”), OECD Publishing (http://dx.doi.org/10.1787/9789264111110-en) and the supplements on tin, tantalum, tungsten and gold. We implemented appropriate elements of Steps 1, 2 and 5 of the Guidance, although those relate to Securities and Exchange Commission steps that precede and follow the specific due diligence boundaries. Therefore, the design of our due diligence process conforms to Steps 3 and 4 of the Guidance, as we determined those steps to be applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters or refiners. In determining conformance with Steps 3 and 4, we considered OECD’s Final downstream report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten to be authoritative interpretation and clarification on the framework itself as that report originates from the same organization that developed the framework.

IV.	Due Diligence Measures Performed by MFLEX

The following are the due diligence measures that were performed by MFLEX on the source and chain of custody of the necessary 3TG contained in our products that we had reason to believe may have originated from the covered countries:

•	Reported to senior management on direct suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable);

•	Communicated our Conflict Minerals Policy to our direct suppliers;

•	Communicated the commitments and requirements expected of MFLEX suppliers via our Supplier Code of Conduct, supported by email and phone dialogues;

•	Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program or other independent third party audit program;

•	Developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts; and

•	Supported the development and implementation of independent third party audits of smelter/refiner’s sourcing through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters or refiners.

Our due diligence measures are inherently limited. As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

We received inconclusive information from some of our direct suppliers. However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the covered countries.

V.	Sourcing Information

We received information from a small number of our direct suppliers indicating that a portion of the 3TG originated from verified conflict-free sources in the covered countries. However, as discussed above, we received inconclusive information from other of our direct suppliers, and sourcing information about our products in their entirety is not yet available.

We have identified 72 smelters and refiners that are listed in the Conflict Free Smelter Program as sources of 3TG for our products. Because of our position in the supply chain and timing of the survey responses, we were unable to fully verify the accuracy of the listing of smelters and refiners by our direct suppliers as these smelters and refiners were identified by them for calendar year 2013. However, the list of smelters and refiners that were identified by our direct suppliers that have an inconclusive determination relating to the sourcing of 3TG for our products are as follows:

Smelter/Refiner Name

A.L.M.T. Corp.
Aida Chemical Industries Co. Ltd.
Almalyk Mining and Metallurgical Complex (AMMC)
Asaka Riken Co Ltd
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.
Aurubis AG
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)
Caridad
China Minmetals Nonferrous Metals Co Ltd
Chongyi Zhangyuan Tungsten Co Ltd
Chugai Mining
CNMC (Guangxi) PGMA Co. Ltd.
Central Bank of the DPR of Korea
Codelco
CV Duta Putra Bangka
CV JusTindo
CV Makmur Jaya
CV Nurjanah
CV Serumpun Sebalai
Daejin Indus Co. Ltd
DaeryongENC

Do Sung Corporation
EM Vinto
Fenix Metals
FSE Novosibirsk Refinery
Gannon & Scott
Ganzhou Non-ferrous Metals Smelting Co., Ltd.
Gejiu Zi-Li
HC Starck GmbH
Gold Bell Group
Huichang Jinshunda Tin Co. Ltd
Hunan Chenzhou Mining Group Co
Hwasung CJ Co. Ltd
Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited
Japan Mint
Japan New Metals Co Ltd
Jiangxi Copper Company Limited
Jiangxi Nanshan
JSC Ekaterinburg Non-Ferrous Metal Processing Plant
JSC Uralectromed
Kai Unita Trade Limited Liability Company
Kazzinc Ltd
Kennametal Fallon
Kennametal Huntsville
Korea Metal Co. Ltd
Kyrgyzaltyn JSC
L’ azurde Company For Jewelry
Linwu Xianggui Smelter Co
Metallo Chimique
Met-Mex Peñoles, S.A.
Minmetals Ganzhou Tin Co. Ltd.
Moscow Special Alloys Processing Plant
Nadir Metal Rafineri San. Ve Tic. A.Ş.
Navoi Mining and Metallurgical Combinat
Novosibirsk Integrated Tin Works
OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet)
OJSC Kolyma Refinery
Prioksky Plant of Non-Ferrous Metals
PT Alam Lestari Kencana

PT Aneka Tambang (Persero) Tbk
PT Artha Cipta Langgeng
PT Babel Inti Perkasa
PT Babel Surya Alam Lestari
PT Bangka Kudai Tin
PT Bangka Timah Utama Sejahtera
PT Belitung Industri Sejahtera
PT BilliTin Makmur Lestari
PT DS Jaya Abadi
PT Fang Di MulTindo
PT HP Metals Indonesia
PT Koba Tin
PT Mitra Stania Prima
PT Prima Timah Utama
PT Sariwiguna Binasentosa
PT Sumber Jaya Indah
PT Timah Nusantara
PT Tinindo Inter Nusa
PX Précinox SA
PT Yinchendo Mining Industry
Sabin Metal Corp.
SAMWON METALS Corp.
Schone Edelmetaal
Shandong Zhaojin Gold & Silver Refinery Co. Ltd
So Accurate Group, Inc.
SOE Shyolkovsky Factory of Secondary Precious Metals
Suzhou Xingrui Noble
The Great Wall Gold and Silver Refinery of China
The Refinery of Shandong Gold Mining Co. Ltd
Torecom
Umicore Brasil Ltda
Wolfram Bergbau und Hütten AG
Wolfram Company CJSC
Yamamoto Precious Metal Co., Ltd.
Yokohama Metal Co Ltd
Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Zhuzhou Cemented Carbide Group Co Ltd
Zijin Mining Group Co. Ltd

Countries of Origin for 3TG are believed to be:

Argentina
Australia
Austria
Belgium
Bolivia
Brazil
Burundi
Canada
Chile
China
Democratic Republic of Congo
Ethiopia
Germany
Ghana
Hong Kong
Guinea
Indonesia
Japan
Kazakhstan
Korea, Republic of
Kyrgyzstan
Laos
Malaysia
Mali
Mexico
Mongolia
Mozambique
Namibia
Netherlands
Nigeria
Papua New Guinea
Peru
Philippines
Portugal
Russian Federation
Rwanda
South Africa
Spain

Sweden
Switzerland
Taiwan
Tajikistan
Tanzania
Thailand
Turkey
United Kingdom
United States
Uzbekistan
Vietnam
Zambia

VI.	Process Considerations

We will continue to communicate our expectations regarding compliance with our Conflict Minerals Policy to our direct suppliers. We will continue to make inquiries to our direct suppliers and provide training and guidance to them regarding our Conflict Minerals Policy when appropriate. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their compliance with our Conflict Minerals Policy, and in turn may impact our continued engagement of and relationship with certain suppliers. We will review new suppliers for compliance with our Conflict Minerals Policy during our initial business review of each new supplier. If we become aware of a supplier whose sourcing of 3TG or ability to comply with our Conflict Minerals Policy needs improvement, then we currently intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout the supply chain.

VII.      Independent Private Sector Audit

Not required for calendar year 2013.

This Form SD (“Form”) contains forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions as to our expectations regarding our conflict mineral compliance plans, our customers’ requirements and the impact of compliance, including any statement which is preceded by the word “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “anticipate,” “estimate,” “predict,” “aim,” “potential,” “plan,” or similar words. For all of the foregoing forward-looking statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, our ability to successfully meet our customers’ demands, our effectiveness in managing the conflict minerals RCOI and due diligence processes, costs of our compliance, the degree to which we are able to determine our vendors’ use of conflict free smelters, and the impact of industry wide initiatives such as the Conflict Free Smelter Initiative. These forward-looking statements represent our judgment as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.